

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2024

Eric Williams
Chief Financial Officer
Sunnova Energy International Inc.
20 East Greenway Plaza, Suite 540
Houston, Texas 77046

> **Re: Sunnova Energy International Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2023**
> **Filed February 22, 2024**
> **File No. 001-38995**

Dear Eric Williams:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation